UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 0-5734
The Retirement Plan of Agilysys, Inc.
Agilysys, Inc.
2255 Glades Road
Suite 425W
Boca Raton, Florida 33431

Financial Statements and Supplemental Schedule
The Retirement Plan of Agilysys, Inc.
December 31, 2005 and 2004 and Year Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

The Retirement Plan of Agilysys, Inc.
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004 and
Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Retirement Committee
The Retirement Plan of Agilysys, Inc.
We have audited the accompanying statements of net assets available for benefits of The Retirement Plan of Agilysys, Inc. as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Cleveland, Ohio
June 27, 2006

The Retirement Plan of Agilysys, Inc.
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments (see Note 4)	$88,306,528	$85,102,931
Noninterest-bearing cash	—	1,038
Contributions receivable:
Employer profit sharing	438,461	500,000

Net assets available for benefits	$88,744,989	$85,603,969

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Net appreciation in fair value of investments (see Note 4)	$4,440,944
Interest and dividend income	708,965
Contributions:
Employer	2,547,349
Participants	5,707,905
Rollovers and other	405,059

Total contributions	8,660,313

Total additions	13,810,222

Deductions
Benefits paid directly to participants	10,662,666
Administrative expenses (see Note 3)	6,536

Total deductions	10,669,202

Net increase	3,141,020
Net assets available for benefits at beginning of year	85,603,969

Net assets available for benefits at end of year	$88,744,989

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
December 31, 2005 and 2004, and
Year Ended December 31, 2005
1. Description of Plan
The following description of The Retirement Plan of Agilysys, Inc. (the Plan) provides only general information. Participants should refer to the summary plan document and the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of Agilysys, Inc. and certain of its subsidiaries (the Company and Plan Administrator) as defined in the summary Plan document. At December 31, 2005, eligible employees may participate in the Plan after completing sixty days of continuous service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may elect to contribute 1-50% of their annual pretax compensation provided the amounts do not exceed the annual Internal Revenue Service (IRS) limit. The Company will match 50% of the participants’ contributions on the first 6% of their compensation contributed. Employees who attained age 50 before the end of 2005 are eligible to make catch-up contributions. Additional profit sharing amounts may be contributed at the discretion of the Company’s senior management. The additional profit sharing contributions may be made in cash or in common shares of the Company (Shares), provided that not more than 50% of the aggregate contribution for a Plan year is made in Shares. For the year ended December 31, 2005, the profit sharing contributions were $438,461 and will be paid in cash in 2006. For the year ended December 31, 2004, the profit sharing contributions were $500,000 and were paid in cash in 2005.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participants may elect one or more of the Plan’s investment options available for the investment of their contributions, their allocation of the Company’s matching contributions, and any additional contributions not made in Shares. The Company may direct that Shares contributed to the Plan for annual contributions be invested initially in the Agilysys Company Stock Fund. Participant and company contributions are eligible to be transferred to any of the investment options of the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of (a) the Company’s profit sharing contribution based on the proportion of the participant’s compensation to the total compensation within certain limits of all eligible participants, (b) Plan earnings, gains or losses, and (c) forfeitures of nonvested account balances. Allocations are based on participant compensation within certain limits or account balances, as defined. The participant’s account determines the benefit that will ultimately be received upon retirement or termination. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after 5 years of credited service.
A participant may withdraw at any time, pursuant to reasonable and uniform notice, any amount of the actual value of employee after-tax or rollover contributions. Withdrawal of funds representing the participants’ vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59 1/2 or upon determination that a serious financial hardship exists.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Loans
Participants may borrow up to 50% of their vested interest, as defined, not to exceed $50,000. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and accrue interest at 1 percentage point above the prime rate which is in effect on the first business day of the month prior to the month in which the loan application is issued. Principal and interest is paid ratably by the participants through payroll deductions.
Payment of Benefits
Benefit payment is generally available in the single sum payment form. Benefit payments that commenced prior to August 1, 2002 were able to be received as an annuity as well. Distribution of the participant’s account must commence by April 1 following the end of the calendar year in which the participant attains age 70 1/2.
Forfeited Accounts
At December 31, 2005 and 2004, forfeited nonvested accounts totaled $95,000 and $302,000 respectively. These accounts will be used to reduce future employer contributions. In 2005, employer contributions were reduced by $302,000 from forfeited nonvested accounts.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The common trust funds are stated at fair value as determined by the Trustee. Equity securities, including Company Shares, are valued at the quoted market price in an active market. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
3. Transactions With Parties in Interest
Party-in-interest transactions include the investment in the funds of the recordkeeper, Company Shares and related dividend income, and the payment of administrative expenses by the Plan. Such transactions are exempt from being prohibited transactions.
4. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004

Babson Guaranteed Interest Account	$17,587,946	$18,080,686
Oppenheimer Capital Appreciation Fund	11,798,556	12,179,804
Clover Capital Small Company Value Fund	11,792,270	12,899,837
Northern Trust Indexed Equity Fund	11,727,846	12,394,997
MassMutual Destination 2020 Fund	8,548,508	8,545,177
T.Rowe Price Mid Cap Growth Equity II Fund	7,064,696	5,433,084
AmerFunds EuroPacific Growth Fund	6,105,392	—

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements (continued)
4. Investments (continued)
During 2005 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Net
Appreciation
in Fair Value
of Investments

Agilysys, Inc. common shares	$101,316
Common trust funds	877
Shares of registered investment companies	4,297,209
Common stock	41,542

$4,440,944

5. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004

Net assets available for benefits per the financial statements	$88,744,989	$85,603,969
Less contributions receivable	438,461	500,000

Net assets available for benefits per the Form 5500	$88,306,528	$85,103,969

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements (continued)
5. Differences Between Financial Statements and Form 5500 (continued)
The following is a reconciliation of contributions in the financial statements to the Form 5500 for the year ended December 31, 2005:

Contributions per the financial statements	$8,660,313
Less contributions receivable at December 31, 2005	(438,461)
Add contributions receivable at December 31, 2004	500,000

Contributions per the Form 5500	$8,721,852

6. Income Taxes
The Plan received a determination letter from the Internal Revenue Service (IRS) dated September 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Retirement Plan of Agilysys, Inc.
EIN #34-0907152 Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of	Current
Identity of Issuer	Investment	Value

* Agilysys Company Stock Fund	100,878 units	$1,233,649
American Funds EuroPacific Growth Fund	150,342 units	6,105,392
Babson Core Bond Fund	298,474 units	3,187,705
Babson Guaranteed Interest Account	1,649,433 units	17,587,946
Clover Capital Small Company Value Fund	815,510 units	11,792,270
Harris Focused Value Fund	102,555 units	1,755,748
* MassMutual Destination Retirement 2020 Fund	779,973 units	8,548,508
* MassMutual Destination Retirement 2030 Fund	118,624 units	1,370,111
* MassMutual Destination Retirement 2040 Fund	42,011 units	496,568
* MassMutual Destination Retirement Income Fund	43,659 units	446,198
Northern Trust Indexed Equity Fund	1,006,682 units	11,727,846
Oppenheimer Capital Appreciation Fund	268,637 units	11,798,556
Self-Directed Brokerage Account		1,209,464
T. Rowe Price Mid Cap Growth Equity II Fund	485,880 units	7,064,695
Waddell & Reed Small Cap Growth Fund	77,713 units	1,262,829
Wellington Fundamental Value Fund	98,685 units	1,105,269
* Participant Loans	Interest rates
	ranging from
	4.0% to 10.5%
	due by or prior
	to 2021	1,613,774

Total		$88,306,528

* Represents party in interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
The Retirement Plan of Agilysys, Inc.

June 28, 2006
/s/ Martin F. Ellis

Martin F. Ellis Executive Vice President, Treasurer and Chief Financial Officer

June 28, 2006
/s/ Richard A. Sayers II

Richard A. Sayers II Executive Vice President, Chief Human Resources Officer

The Retirement Plan of Agilysys, Inc.
Exhibit Index

Exhibit No.	Description
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.